April 27, 2006

Zip+4 Code: 20549

Via Fax & U.S. Mail

Ms. Susan Schandel
Chief Financial Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

RE: International Speedway Corporation (the "Company")
Form 10-K for the year ended November 30, 2005
File No. 0-02384

Dear Ms. Schandel:

We received your response dated March 31, 2006 in response to our letter dated March 9, 2006, and have the following additional comment.

Please respond to confirm that such comment will be complied with in all future filings. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days

Form 10-K for the Fiscal Year Ended November 30, 2005
Note 3
Note 6

Reference is made to your response to comment no. 2 in our letter dated March 9, 2006. You state in your response that you were attempting to describe your ongoing business relationships with various sanctioning bodies (i.e., NASCAR) as indefinite lived intangibles. In addition, you state that you will revise your language in future filings to clarify that included in the acquisition were certain indefinite-lived intangible assets attributable to the ongoing relationship with NASCAR as evidenced by the NASCAR sanction agreements in place at the time of the acquisition and goodwill. In this regard, supplementally tell us how you determined that the on-going relationship with NASCAR is an indefinite-lived asset. Also, provide us with the accounting literature that supports your accounting treatment. If the "on-going relationship with NASCAR" is actually goodwill, please revise future filings for clarity. We may have further comments.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, Katherine Mathis at (202) 551-3383. Please contact the undersigned, at (202) 551-3813 if you have any other questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief